Exhibit 2

AMPEX CORPORTION

1228 Douglas Avenue

Redwood City, CA 94063

As of August 7, 2006

Second Jeffson Corporation

135 East 57th Street, 32nd Floor

New York, NY 10022

Attention: Mr. Edward Bramson

Re:	Cancellation of Non-Recourse Promissory Note and Shares

Dear Mr. Bramson:

This letter confirms our agreement with respect to our cancellation of the Note and your transfer to us of the Shares (as such terms are defined below).

In October 1996, you purchased 20,000 shares (as adjusted) of our Class A Common Stock (the “Shares”), through your permitted designee, Second Jeffson Corporation, formerly known as Sherborne Capital Incorporated and successor by merger to SH Securities Co., LLC (“SJC”). The purchase price for the Shares was $137.50 per share (as adjusted), which SJC paid 20% ($550,000) in cash and the balance ($2,200,000) by issuing a promissory note.

Pursuant to agreements dated September 17, 1998 and October 14, 2000, we agreed, among other things, to reduce the principal amount of the original note by a total of $352,000 and to forgive annual payments of interest due on the note in consideration for your continued service as an officer and director of the Company. The original note was replaced with a Non-Recourse Promissory Note issued on April 18, 2001 in the principal amount of $1,848,000 (the “Note”), and no further principal payments on the Note have been made. The Note is scheduled to mature on October 15, 2008, and is secured by a pledge of the Shares pursuant to the Pledge Agreement referred to in the Note. To date, SJC has paid a total of $147,840 of interest due on the Note.

As you know, SJC has notified the Company that SJC anticipates it will be unable to make future payments of principal or interest on the Note. Accordingly, we have requested, and you have agreed, that the Company shall be entitled to declare all of the unpaid principal amount of the Note to be immediately due and payable, to enforce the Company’s rights under the Pledge Agreement,

Second Jeffson Corporation

As of August 7, 2006

and in connection therewith to foreclose on the Shares and cause them to be transferred to the Company and cancelled, as settlement in full of all amounts of principal and interest due on the Note. SJC represents and warrants to the Company that: (i) it has no assets other than the Shares and an amount of cash sufficient to pay the costs of its liquidation; (ii) it has provided to the Company a true and complete copy of its balance sheet as of December 31, 2005; and (iii) there have been no material changes to its balance sheet since that date. The Shares were determined by our Board of Directors to have a fair market value of $14.20 per share, based on the last closing price per share of our Class A Common Stock as listed in Nasdaq immediately preceding the Board’s determination.

Please acknowledge your consent to all of the foregoing by signing a copy of this letter in the space provided below and returning it to us, together with the stock certificate(s) representing the Shares and an executed stock power transferring the Shares to the Company. Upon receipt of a fully-executed copy of this letter agreement, the Shares and the related Stock Power, the Company will return the cancelled Note to you and will instruct the Company’s transfer agent to cancel the Shares.

Very truly yours,

AMPEX CORPORATION

By:	/s/ Craig L. McKibben
Name:	Craig L. McKibben
Title:	Vice President

Acknowledged and agreed to as of the date first written above:

SECOND JEFFSON CORPORATION

By:	/s/ Edward J. Bramson
Edward J. Bramson
President